Xinxu Copper Industry Technology Limited

2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

VIA EDGAR

January 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Eranga Dias
Erin Purnell
Beverly Singleton
Andrew Blume

Re: Xinxu Copper Industry Technology Ltd Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 28, 2023 CIK No. 0001875994

Dear Mr. Dias,

Xinxu Copper Industry Technology Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 25, 2023, regarding the draft registration statement on Form F-1 (the “Form F-1”) submitted to the Commission on September 28, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar the Amendment No. 4 to Draft Registration Statement (the “Amendment No. 4”) with this response letter.

Draft Registration Statement on Form F-1, submitted September 28, 2023

Condensed Consolidating Schedule, page 3

1.	We reissue previous comment 1 in its entirety. Please revise this section accordingly and tell us specifically where you have included consolidating schedules for results of operations of the parent and the subsidiaries.

Response:

In response to the Staff’s comment, we have revised our disclosures under “Prospectus Summary - Condensed Consolidating Schedule” on pages 3-7 of the Amendment No. 4.

Capitalization, page 64

2.	Please revise your computation of the "total capitalization" subtotal to also include your short-term borrowings.

Response:

In response to the Staff’s comment, we have revised our disclosures under “Capitalization” section on page 64 of the Amendment No. 4 to include the short-term borrowings.

Dilution, page 65

3.	We note your computation of net tangible book value per share as of December 31, 2022 appears inclusive of deferred IPO costs. Please tell us the consideration given to excluding deferred IPO costs from net tangible assets.

Response:

In response to the Staff’s comment, we have revised our disclosures under “Dilution” section on page 65 of the Amendment No. 4. We further respectfully advise the Staff that we have excluded the deferred IPO costs from net tangible assets as of June 30, 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results, page 69

4.

We note that your interim and annual financial statements reflect very material fluctuations in inventory balances and revenues. Please ensure that your results of operations and operating cash flow analyses adequately discuss known trends and uncertainties related to your business. For example, clarify if the significant increase in inventory from fiscal year end June 30, 2021 to June 30, 2022 followed by a significant decrease in inventory at December 31, 2022 resulted from a one-time buildup and sale of inventory. Ensure that your revised disclosures assist in satisfying the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

●	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

●	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

●	to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response:

In response to the Staff’s comment, we have revised our disclosures under “Management's Discussion and Analysis of Financial Condition and Results of Operations - Key Factors Affecting Our Results” section on pages 69-80 of the Amendment No. 4.

Results of Operations

For the Six Months Ended December 31, 2022 and 2021, page 71

5.

Although you disclose on page 73 that "Other income (net) remained stable and insignificant" between periods, we note that the change was material. Please revise your disclosures to adequately discuss the reasons for the material change. In addition, we note that your results of operations discussion for the fiscal years ended June 30, 2022 and 2021 do not provide any discussion of your other income and there is no explanation why other income decreased from approximately $1.3 million for the six months ended December 31, 2021 to approximately $0.2 million for the year ended June 30, 2022.

Response:

In response to the Staff’s comment, we have revised our disclosures under “Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations” section on page 73 of the Amendment No.4.

For the Fiscal Years Ended June 30, 2022 and 2021, page 74

6.	We note that your discussion of the increase in revenues for the year ended June 30, 2022 on page 74 largely appears to duplicate your discussion of interim revenue fluctuations on page 72. Please revise your disclosures as necessary.

Response:

In response to the Staff’s comment, we have revised our disclosures under “Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations” section on pages 71 and 72 of the Amendment No.4.

Audited Financial Statements - June 30, 2022

Statements Changes in Shareholders' Equity, page F-5

7.	We have reviewed your response to prior comment 10. Please clearly explain the nature of the "safety production fund" and all related transactions. In doing so, provide us with an illustrative example that includes journal entries and the basis in U.S. GAAP for your accounting treatment.

Response:

We respectfully advised the Staff that in accordance with the regulations of the PRC State Administration of Work Safety, the Company’s primary operating entity, Anhui Xinxu New Materials Co., Ltd. (“Anhui Xinxu”), is required to set aside safety production funds, which will be used for enhancement of production safety and improvement of facilities. The appropriation rate for these funds is: 3% of the actual sales income for the year if the income is below RMB10 million; 1.5% of the actual sales income for the year if the income is between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year if the income is between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year if the income is between RMB1 billion and RMB5 billion (included); 0.1% of the actual sales income for the year if the income is between RMB5 billion and RMB10 billion (included); 0.05% of the actual sales income for the year if the income is above RMB10 billion.

To comply with the regulations, we appropriated safety production funds from sales income of Anhui Xinxu and allocate the safety production funds in the special reserve item under equity. If the balance of the safety production funds reaches three times or more of the safety production funds appropriated in the previous year, the Company can suspend the appropriation until the balance of the safety production fund is less than three times of the appropriated amount in the previous year.

Here below is an illustrative example of related journal entries according to PRC GAAP. There is no basis in U.S. GAAP for such treatment.

Items	Amount
To set aside safety production fund:
Debit: General and administrative expenses	XXX
Credit: Special reserve	XXX
To withdraw from safety production fund:
Debit: Special reserve	XXX
Credit: Cash	XXX

General

8.	Pursuant to Item 8.A.4 of Form 20-F, please provide updated annual financial statements and related disclosures in your next filing.

Response:

We respectfully acknowledged the Staff’s comment, and in response we have included the updated annual financial statements for the fiscal years ended June 30, 2023 and 2022 and related disclosure in the Amendment No.4.

9.

We note the changes you made to your disclosures appearing on the cover page, prospectus summary, and risk factors sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on September 28, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of September 28, 2022.

Response:

In response to the Staff’s comment, we have revised disclosures on prospectus cover page, and elsewhere as applicable, of the Amendment No. 4.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinchun Cheng
Jinchun Cheng, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP

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